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VIA EDGAR

Lauren Pierce and Kathleen Krebs
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.	August 2, 2024
Washington, D.C. 20549-0404

Re	SCHMID Group N.V.

Registration Statement on Form F-1, File No. 333-280095

Responses to Staff comments made by letter dated June 24, 2024

Dear Ms. Pierce, and Ms. Krebs:

On behalf of our client, SCHMID Group N.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated June 24, 2024 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-1, filed on June 6, 2024, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 1 of the Registration Statement on Form F-1 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1

Cover Page

1.	You disclose that you are registering for resale up to 122,565 ordinary shares to be issued to certain selling securityholders under non-redemption and investment agreements. Please confirm that these shares have been issued and are outstanding. If not, please tell us why you believe it is appropriate to register the resale of these shares at this time.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

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Company Response: The Company acknowledges the Staff's Comment and notes that 87,565 ordinary shares have now been issued to Appleby as a set-off of USD 1 million in legal fees due to Appleby. The remaining shares (in relation to two Korean investors) have been removed from the registration statement, as such sales have not been issued and it is unclear whether such shares will be issued to these two Korean investors. The disclosure in the Amended Registration Statement has been updated accordingly.

2.	We note that you are a "controlled company" within the meaning of the corporate governance requirements of Nasdaq. Please revise your cover page and summary to disclose your "controlled company" status, your controlling shareholders and the voting power percentage of your controlling shareholders.

Company Response: The Company acknowledges the Staff's Comment and has modified the cover page and summary, and added a risk factor accordingly.

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Company Response: The Company acknowledges the Staff’s Comment and notes the following prices paid for securities by selling securityholders:

Christian Schmid, Anette Schmid and the Schmid Community of Heirs were the sole owners of Gebr. Schmid GmbH and received 33,725,000 Ordinary Shares (which includes 5,000,000 earn-out shares) and 2,000,000 private warrants in Pegasus TopCo B.V., which was renamed SCHMID Group N.V., under the Business Combination Agreement. Christian Schmid and Anette Schmid each hold 9,394,000 Ordinary Shares and 1,000,000 private warrants. The Community of Heirs holds 14,937,000 Ordinary Shares. The securities were the consideration for the transfer 100% of shares in Gebr. Schmid GmbH to SCHMID Group N.V. (Pegasus TopCo B.V. at the time). Christian Schmid, Anette Schmid and the Schmid Community of Heirs did not pay a cash amount for their shares, but at the time of their contribution in kind the share value was $11.42.

Prior to the Business Combination XJ Harbour HL Limited held 24.1% of the shares in the Gebr. Schmid GmbH subsidiary Schmid Technology (Guangdong) Co., Ltd.. In an agreement on the sale of that stake back to SCHMID, it was negotatied that XJ Harbour would receive 1,406,361 Ordinary Shares at Closing and a further three cash payments of $11,864,000, $5,932,000 (within 270 days of Closing) and up to $2.091.254,79 (within 455 days of Closing; the final payment is subject to an interest rate of 6% p.a.) in exchange for the 24.1% stake in Schmid Technology (Guangdong) Co., Ltd.. This agreement was codified in the Subscription Agreement and the Business Combination Agreement, both previously filed as exhibits to the F-4/A filed by SCHMID Group. As such, no dollar amount can be comparably ascribed to the shares XJ received on a value-per-share basis, as is the case for the other Selling Shareholders.

Pegasus Digital Mobility Sponsor LLC agreed to convert a debt owed by Pegasus Digital Mobility Acquisition Corp. in the form of promissory notes in the amount of $8,644,528.88 into an equity stake in SCHMID. Sponsor agreed to purchase 756,964 Ordinary Shares. These were issued to Sponsor following the Closing. As part of this investment agreement, and in line with other non redemption investors prior to Closing, the Sponsor received Pegasus Class B shares as part of their investment. These shares were transferred at Closing and are now SCHMID Ordinary Shares. The Sponsor received 939,346 incentive shares of this kind. Effectively having invested $8,644,528.88 for a total of 1,696,310 Ordinary shares, Sponsor effectively paid a price of $5.10 per share.

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Prior to Closing Appleby agreed to set off $1,000,000 owed to them by Pegasus in exchange for shares. Under this investment agreement Appleby received 87,565 Ordinary Shares for an effective investment of $999,992.30. Appleby also received Pegasus Class B shares as part of their investment. These shares were transferred at Closing and are now SCHMID Ordinary Shares. Appleby received 108,663 incentive shares of this kind. Effectively having invested $999,992.30 for a total of 196,228 Ordinary shares, Sponsor effectively paid a price of $5.10 per share.

In addition to the 2,000,000 private warrants held by Christian and Anette Schmid to be registered under this registration statement, Sir Ralf Speth (145,538), Dr. Stefan Berger (65,581), F. Jeremey Mistry (65,581), John Doherty (118,325), Jeffrey H. Foster (118,325), Steven Norris (118,325) and Florian Wolf (118,325) all hold private warrants which are also to be registered. They received these from Sponsor, who initially purchased the private placement warrants for $1 each, for their role as directors and officers of Pegasus under the Warrant Grant Agreement and under the condition of a lock-up period. The private warrants are exercisable for one Ordinary Share at $11.50 each.

4.	Disclose the exercise prices of the warrants compared to the market price of the underlying security. Disclose that cash proceeds associated with the exercise of warrants are dependent on your stock price, that the Public Warrants and the Private Warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, the Private Warrants may be exercised on a cashless basis, which means the company may not receive cash for the exercise of the Private Warrants if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Company Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on the cover page, the summary, MD&A and use of proceeds section and added disclosure that cash proceeds associated with the exercise of the warrants are dependent on the stock price. The Company has also added disclosure on the liquidity and discussion of the Company funding its operations and notes that the Company does not rely on any cash proceeds from the exercise of the warrants.

5.	We note the significant number of redemptions of the Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Company Response: The Company acknowledges the Staff’s Comment and has added a risk factor on this point as well as disclosure on the Cover Page.

Summary of the Prospectus

Closing of the Business Combination, page 8

6.	Please disclose how the material events that occurred from April 2024 through the consummation of the business combination facilitated being able to close the Business Combination and list on NASDAQ.

Company Response: The Company acknowledges the Staff’s Comment and has added disclosure in the summary about the material events that occurred in April 2024 to be able to close the Business Combination and list on NASDAQ.

Risk Factors, page 18

7.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Company Response: The Company acknowledges the Staff’s Comment and has added a risk factor relating to the negative pressure of potential sales of shares offered under this registration statement based on the percentage of overall shares they represent and because some selling shareholders could sell at a currently lower trading price and still make a profit.

Management's Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 78

8.	Please expand your discussion of capital resources to address the changes in the company’s liquidity position since the Business Combination. For example, disclose the total percentage of Pegasus' public shares that were redeemed in connection with extension votes and the vote on the Business Combination, the resulting amount of funds you received from the trust account and the transaction costs of the Business Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination. Disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. For example, disclose that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that your controlling shareholders who beneficially own over 66% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

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Company Response: The Company acknowledges the Staff’s Comment and has added disclosure in the MD&A under Liquidity and Capital Resources to address the Staff's comment.

Management

Arrangements with Executive Officers, page 85

9.	Please provide disclosure regarding the compensation of the company's directors and executive officers for fiscal year 2023. Refer to Item 6.B of Form 20-F.

Company Response: The Company acknowledges the Staff’s Comment and has added relevant disclosure regarding the compensation of the company's directors and executive officers for fiscal year 2023.

Selling Securityholders, page 106

10.	Please discuss how each of the selling securityholders received the shares they are offering.

Company Response: The Company acknowledges the Staff’s Comment and has added further relevant disclosure to the section "Selling Securityholders.

11.	Please disclose the person(s) who have control over entities listed in the selling securityholder table.

Company Response: The Company acknowledges the Staff’s Comment and has added the relevant disclosure to the section "Selling Securityholders" so far as the Issuer has such information. The shareholding table was also updated reflecting the latest shareholder information available.

Shares Eligible for Future Sale

Lock-up Arrangements, page 128

12.	Please disclose why the lock-up on certain shares were waived in January 2024 and on the day before the Business Combination closed on April 29, 2024. Disclose under what circumstances the lock-up on the shares being offered by the selling securityholders also could be waived.

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Company Response: The Company acknowledges the Staff’s Comment and has added the relevant disclosure to the section "Lock-Up Arrangements".

Exhibits

13.	Please file an opinion of counsel as to the legality of the securities being registered per Item 601(b)(5) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s Comment and an opinion of Clifford Chance has been added to the exhibits

General

14.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that while some selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Company Response: The Company acknowledges the Staff’s Comment and has added the relevant disclosure.

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ Axel Wittmann

c.c.	SCHMID Group N.V.
Julia Natterer (CFO)

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Annex A